AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

12 June 2002

02042519

SUPPL

02 JUL 11 AM 12:47

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 11 June 2002, Re: Announcement pursuant to paragraph 4.1 of Practice Note No. 4/2001 issued by the Kuala Lumpur Stock Exchange ("KLSE") for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

7/12

Form Version 2.0

General Announcement

Reference No AA-020611-63444

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Announcement pursuant to paragraph 4.1 of Practice Note No. 4/2001 issued by the Kuala Lumpur Stock Exchange ("KLSE")

* **Contents :-**

As announced on 9 March 2002 , the KLSE had approved the Company's application for an extension of time to 11 June 2002 for the Company to obtain all necessary approvals from the regulatory authorities of its proposed group wide restructuring scheme ("Proposed GWRS") pursuant to Practice Note No. 4/2001.

The Company had also announced on 9 May 2002 that it had obtained approvals from the Foreign Investment Committee, Ministry of International Trade and Industry and Bank Negara Malaysia for the Proposed GWRS. The Proposed GWRS is still pending the approval of the Securities Commission.

Accordingly, the Company has on 11 June 2002 submitted an application to the KLSE for a further extension of time to 11 September 2002 to obtain all outstanding regulatory approvals for the Proposed GWRS.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

11 JUN 2002